Supplementary Material for Financial Results for the 6 months ended September 30, 2006

(Unconsolidated)

< Japan GAAP >

	FY 2003		FY 2004		FY 2005		FY 2006		FY 2007 Prospects
	6 mos. ended Sep. 30, 2002	12 mos. ended March 31, 2003	6 mos. ended Sep. 30, 2003	12 mos. ended March 31, 2004	6 mos. ended Sep. 30, 2004	12 mos. ended March 31, 2005	6 mos. ended Sep. 30, 2005	12 mos. ended March 31, 2006	6 mos. ended Sep. 30, 2006	12 mos. ending March 31, 2007
Vehicle Production
(thousands of units)	1,676	3,513	1,682	3,558	1,802	3,749	1,798	3,863	2,004	4,240

Vehicle Sales (thousands of units)	1,691	3,559	1,720	3,625	1,805	3,787	1,808	3,895	2,048	4,270
Japan	800	1,724	830	1,765	838	1,805	806	1,769	781	1,750
Exports	891	1,835	890	1,860	967	1,982	1,002	2,126	1,267	2,520
North America	414	841	398	811	412	864	470	1,053	708	1,370
Europe	182	392	198	419	197	420	167	352	166	410
Asia	80	165	71	151	82	151	66	122	57	110
Latin America	34	71	28	61	38	78	46	82	52	100
Oceania	71	137	78	158	89	164	85	160	93	170
Africa	30	56	28	65	45	93	51	106	65	130
Middle East	76	166	86	188	99	203	114	244	124	230
Others	4	7	3	7	5	9	3	7	2

Net Sales (billions of yen)	4,204.7	8,739.3	4,302.1	8,963.7	4,459.7	9,218.3	4,664.0	10,191.8	5,470.3	11,400.0
Japan	1,607.3	3,438.4	1,667.5	3,593.1	1,723.0	3,654.9	1,671.7	3,679.8	1,655.6
Exports	2,597.4	5,300.8	2,634.5	5,370.5	2,736.7	5,563.4	2,992.2	6,511.9	3,814.6

Operating Income (billions of yen)	471.3	861.3	459.1	833.7	392.3	701.3	297.6	847.9	571.0	1,130.0
(Operating Income Ratio) (%)	(11.2)	(9.9)	(10.7)	(9.3)	(8.8)	(7.6)	(6.4)	(8.3)	(10.4)	(9.9)

Ordinary Income (billions of yen)	481.7	892.6	510.5	915.7	442.3	856.2	416.6	1,104.7	778.2	1,520.0
(Ordinary Income Ratio) (%)	(11.5)	(10.2)	(11.9)	(10.2)	(9.9)	(9.3)	(8.9)	(10.8)	(14.2)	(13.3)

Net Income (billions of yen)	382.2	634.0	338.0	581.4	263.7	529.3	283.6	765.9	525.8	1,030.0
(Net Income Ratio) (%)	(9.1)	(7.3)	(7.9)	(6.5)	(5.9)	(5.7)	(6.1)	(7.5)	(9.6)	(9.0)

Shareholders Return
Dividend Payout (billions of yen)	56.8	125.8	67.9	151.2	82.0	212.7	113.8	292.1	160.8
Dividend Per Share (yen)	16	36	20	45	25	65	35	90	50
Payout Ratio (%)	14.9	19.8	20.1	26.0	31.1	40.5	40.2	38.3	30.6
Value of shares canceled (billions of yen)	143.0	143.0	—	—	—	—	—	—	—
Shareholder Return (%)	52.3	42.4	20.1	26.0	31.1	40.5	40.2	38.3	30.6		(Note 6)
Value of shares repurchased (billions of yen)	163.3	453.4	161.7	398.8	208.4	266.2	61.7	133.6	162.5

Number of Outstanding Shares (thousands)	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997	3,609,997

Number of Employees	66,874	65,551	66,099	65,346	64,408	64,237	65,994	65,798	67,733		(Note 2)

(Note 1)	2Q = 1st Half – 1Q , 2nd Half = FY – 1st Half , 4Q = 2nd Half – 3Q
(Note 2)	Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3)	Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4)	Excluding financial subsidiaries
(Note 5)	Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6)	Calculation: (Dividend payout + Value of shares canceled) / Net income

Supplementary Material for Financial Results for the 6 months ended September 30, 2006

(Unconsolidated)

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.